Professionally Managed Portfolios
c/o U.S. Bancorp Fund Services, LLC
2020 East Financial Way, Suite 100
Glendora, California 91741

February 26, 2016

VIA EDGAR TRANSMISSION

Attention: Ms. Lisa Larkin
U.S. Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	Professionally Managed Portfolios (the “Trust”)
File No.: 333-209152
Regarding Delaying Amendment for Professionally Managed Portfolios (the “Registrant”) Registration Statement on Form N-14 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant is hereby filing a delaying amendment with respect to its Registration Statement relating to the proposed reorganization of Hodges Equity Income Fund into the Hodges Blue Chip Equity Income Fund.  The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on January 28, 2016 pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Santa Monica and the State of California, on the 25th day of February, 2016.

If you have any questions or comments, please do not hesitate to contact me at (626) 914-7363.

Professionally Managed Portfolios

/s/ Elaine E. Richards
By: Elaine E. Richards
Title: President and Secretary